Exhibit 99.2

Spreadtrum and Rahotech Jointly Announce the World’s First
TD-SCDMA/GSM Dual Mode Wireless Communication Module with
Support for Video Phone Function

Shanghai, China - December 23, 2008 - Spreadtrum Communications, Inc. (NASDAQ: SPRD) ("Spreadtrum"), one of China's leading wireless baseband chipset providers and Shanghai Raho Technology Co., Ltd. ("Rahotech"), today jointly announced the world’s first TD-SCDMA/GSM dual mode wireless communication module supporting video phone function. The wireless fixed-line video phone product based on Spreadtrum’s TD-SCDMA/GSM dual mode chip solution is an extension of applied TD-SCDMA technology.

TD-SCDMA/GSM dual mode wireless fixed-line video phone

TD-SCDMA/GSM dual mode wireless communication module - TM610

The TM610 - TD-SCDMA/GSM dual mode wireless communication module – jointly launched by Spreadtrum and Rahotech, is designed for use in the wireless fixed-line video phone. With support for TD-SCDMA/GSM dual mode, the module enables switching automatically and seamlessly between GSM and TD-SCDMA. In addition, it supports applications such as weather forecast, mobile paper, DCD（Dynamic Content Delivery）, MP3 background music and typical 3G functions such as video phone, and high-speed, large-capacity data downloading. Featuring simple and easy development, stable performance and a compact structure, the module lays the foundation for the further development of rich wireless fixed-line video phone products.

Now that it’s in the early stage of the TD-SCDMA network construction, optimization is needed for coverage of the TD-SCDMA network. Since the wireless fixed-line video phone products are placed inside a room, user experience will be greatly enhanced if the carriers plan well and optimize the networks in areas to ensure coverage and quality, and to develop related services with a corresponding fee model. Therefore, the launch of the module pushes forward a new channel for TD-SCDMA’s commercialization.

The TM610 - TD-SCDMA/GSM dual mode wireless communication module deploys Spreadtrum’s SC8800 series TD-SCDMA dual mode baseband chipsets, which include the same level of high integration as previous Spreadtrum baseband chipsets. The module features 3G typical functions such as high-speed transmission, video phone, data applications, voice calls, SMS and MMS.

“We believe that Rahotech’s TD-SCDMA/GSM dual mode wireless communication module based on Spreadtrum’s SC8800 series baseband chipsets sets a new product model for the commercialization and industrialization of the TD-SCDMA technology, and pushes the popularization of the TD-SCDMA products,” said Michael Zhang, President of Rahotech. “Rahotech would like to maintain close and long-term cooperation with Spreadtrum on TD-SCDMA technology, while delivering cost-effective one-stop total solutions, time-to-market and efficiency advantages to customers.”

Dr. Ping Wu, Chairman and CEO of Spreadtrum, expressed, "As one of China's leading wireless baseband chipset providers, Spreadtrum is devoted to the evolution of wireless communication and multimedia technology. Spreadtrum’s product range includes baseband chipsets for 2G, 2.5G, 3G and 3.5G handsets, RF chips, specialized software, handset development platform, mobile TV chips and AVS audio/video decoder chips. The world’s first TD-SCDMA/GSM dual mode wireless communication module supporting video phone function uses Spreadtrum's SC8800 series chip solution. This once again proves Spreadtrum's dedication to the development of TD-SCDMA technology and the 3G network business. As the commercialization of TD-SCDMA progresses, Spreadtrum will focus on the personal and corporate customers market while still meeting the basic demands for quality voice communication via mobile phones.  We believe that this cooperation not only provides personal and corporate users with a wireless fixed-line video phone product that supports richer applications, but also creates a new cooperation to further develop the TD-SCDMA business."

About shipment

Rahotech announced that, the TM610 - TD-SCDMA/GSM dual mode wireless communication module, jointly developed with Spreadtrum, is expected to begin launch by the end of 2008.

About Rahotech:

Shanghai Raho Technology Co., Ltd. is devoted to the development of TD-SCDMA wireless communication technology, providing customers with the leading TD-SCDMA/GSM dual-mode wireless communication module products.

For more information, please visit: http://www.rahotech.com

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: www.spreadtrum.com

Spreadtrum Communications Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, without limitation, statements regarding the world first introduction of the wireless fixed-line video phone product and its extension of applied TD-SCDMA technology; the wireless fixed-line video phone product making the user experience greatly enhanced and pushing forward a new channel for TD-SCDMA’s commercialization; Spreadtrum’s focus on the personal and corporate customers market; new cooperation developments with the TD-SCDMA business; and timing for launch of the product. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, uncertainty regarding the timing and pace of the commercial deployment of TD-SCDMA in China, market acceptance of the wireless fixed-line video phone product and TD-SCDMA technologies, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for handsets; the state of and any change in Rahotech’s and Spreadtrum’s continued relationship and their relationship with major customers; and changes in political, economic, legal and social conditions in China.  For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the "SEC"), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under  "Risk Factors " and "Management’s Discussion and Analysis of Financial Condition and Results of Operations, "and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contacts:

Spreadtrum Communications

Kathy Zhou

Tel: +86-21-5080-2727

Email: news@spreadtrum.com

Rahotech

Ren Ping

Tel : +86-021-50800895

Email：pr@rahotech.com